UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

March 8, 2024

_____

In the Matter of

KKR FS Income Trust Select
201 Rouse Boulevard
Philadelphia, PA 19112

ORDER DECLARING REGISTRATION
EFFECTIVE PURSUANT TO SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF
1934, AS AMENDED

File No. 000-56633

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KKR FS Income Trust Select has filed with the Commission a registration statement pursuant to Section 12(g) of the Securities Exchange Act of 1934 relating to its common stock.

KKR FS Income Trust Select requests that the registration statement be made effective prior to the expiration of sixty days after filing with the Commission.

The request for acceleration, which if granted would subject the registration statement to Section 18 of the Act sooner than it would be otherwise, appears to be appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the registration statement shall become effective immediately.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

CHRISTIAN SANDOE
Digitally signed by CHRISTIAN SANDOE
Date: 2024.03.08 12:06:16 -05'00'

Christian T. Sandoe
Assistant Director